Exhibit 23.2

                          Independent Auditors' Consent


The Board of Directors
Radcom Ltd.
Tel Aviv
Israel

We consent to the incorporation by reference in the Registration Statement on Amendment No.2 to the Form F-3/A (File No. 333-115475) of Radcom Ltd. of our report dated February 1, 2004, except as to Note 7A(2) and Note 12, which is as of April 20, 2004, with respect to the consolidated balance sheets of Radcom Ltd. as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 20-F of Radcom Ltd.



/s/Somekh Chaikin
-----------------------------------------------
Somekh Chaikin
Certified Public Accountants (Isr.)
A member of KPMG International

November 25, 2004